Exhibit 99.1

6 November 2006

Manager Companies

Company Announcements Office

Australian Stock Exchange Limited

Level 4, Stock Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir,

Re: CEMEX bidder’s statement

The Board of Rinker met this morning and resolved to request the Takeovers Panel to order that the offer by CEMEX should contain an Australian Dollar offer (of the same amount) available to all shareholders rather than the Australian Dollar amount any shareholder may get depending on when they accept and the uncertainties of exchange rates.

Rinker will not seek to restrain dispatch of the bidder’s statement by CEMEX. The Board again repeats its earlier statement that shareholders in Rinker at this stage take no action in relation to any offer or document received from CEMEX.

Yours faithfully

Peter Abraham

Company Secretary & General Counsel